# *AFRICO RESOURCES LTD.*

*#1108 - 1030 West Georgia Street*
*Vancouver, British Columbia V6E 2Y3*
*Telephone: (604) 646-3225 • Facsimile: (604) 646-3226*




January 25, 2008

*VIA FEDERAL EXPRESS*

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Division of Corporation Finance
Office of International Corporate Finance

Ladies and Gentlemen:

Re: **Rule 12g3-2(b) Supplemental Materials**
**Africo Resources Ltd.**
Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended
**(SEC File No. – 82-35147)**

On behalf of Africo Resources Ltd. (the "***Company***"), we hereby furnish to the Securities and Exchange Commission (the "***SEC***") the following documents pursuant to the requirements of Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). Pursuant to Rule 12g3-2(b)(5), the furnishing of this information to the SEC does not constitute an admission by the Company that it is subject to the Exchange Act.

Pursuant to Rule 12g3-2(b)(1)(iii), the Company submits the information attached hereto as Schedule A, which consists of the following documents:

1. News Release dated October 24, 2007;

2. News Release dated November 7, 2007;

3. Interim Consolidated Financial Statements (unaudited) for the Third Quarter ended September 30, 2007;

4. Management's Discussion & Analysis dated November 14, 2007 for the Third Quarter ended September 30, 2007;

5. Form 52-109F2 – Certification of Interim Filings by Michael O'Brien, Chief Financial Officer;

6. Form 52-109F2 – Certification of Interim Filings by Dr. Antony Harwood, President and Chief Executive Officer;

7. News Release dated November 16, 2007;

8. News Release dated November 28, 2007;

9. Form 51-102F3 – Material Change Report dated November 29, 2007;

10. News Release dated December 21, 2007; and

11. Form 51-102F3 – Material Change Report dated December 21, 2007.

If you have any questions regarding the enclosures, please do not hesitate to contact Michael O'Brien at (604) 646-3225.

Sincerely,

Africo Resources Ltd.

Michael O'Brien
Chief Financial Officer

## SCHEDULE A

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Governor of Katanga supports Africo in Legal Issue



VANCOUVER, Oct. 24 /CNW/ - Africo Resources Ltd. is pleased to make public the contents of a letter issued today by the Governor of Katanga, His Excellency Moise Katumbi Chapwe. The letter is addressed to AKAM s.p.r.l. and makes clear reference to the non-existence of the shares that AKAM s.p.r.l. allegedly bought in Swanmines s.p.r.l., the entity that holds the Kalukundi licence, through a public sales agent of the Lubumbashi District Court. The letter indicates that Gecamines and H&J Swanepoel Famille Trust s.p.r.l. are the sole shareholders in Swanmines s.p.r.l. and that AKAM has no interest in Swanmines. The letter goes on to direct that AKAM cease any disturbance to Swanmines' activities. Africo through its subsidiary H&J is in the process of developing the Kalukundi asset in partnership with Gecamines.

Africo Resources Ltd. is confident that the Governor's support will facilitate a timely settling of the current legal dispute over the ownership of its Kalukundi asset. Tony Harwood, CEO of Africo, said, "We are thankful for His Excellency's intervention in this matter and are very confident that the situation will be resolved in a timely manner. The correspondence from the Governor's office demonstrates the commitment to foreign investment that the Government is bringing to the DRC."

A copy of the letter in the French language and the English translation thereof will be posted on our website in due course.

Note for editors:

Africo Resources Limited is a Canadian mineral company, committed to developing, acquiring and exploring for base metal and gold assets in Africa. The company's main project is Kalukundi, a development stage copper-cobalt deposit located on the Katangan Copperbelt in the Democratic Republic of Congo (DRC). The development team has an operational base in the DRC, with the company corporate offices located in Vancouver, Canada. The company listed on the Toronto Stock Exchange in December 2006.

Forward-looking statements:

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Africo expects to occur, are forward looking statements.

Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although Africo believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the date the statements are made. Africo undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00024685E

/For further information: please visit our website at www.africoresources.com, or contact: Dr Tony Harwood, President and CEO, on tel: +27(11) 463-0081; Chris Theodoropoulos, Chairman, on tel: (604) 646-3225; Bill Cavalluzzo (Investor Relations) on tel: (416) 265-8049; Charmane Russell (Investor Relations) on tel +27(11) 880-3924/

(ARL.)

CO: Africo Resources Ltd.

CNW 18:21e 24-OCT-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
DRC Justice Minister Confirms Akam Mining Purchased Non Existent Shares



VANCOUVER, Nov. 7 /CNW/ - Africo Resources (TSX: ARL) said today that the 75% ownership in Swanmines Sprl by its wholly-owned subsidiary, H&J Swanepoel Famille Trust s.p.r.l., has been reconfirmed by DRC Justice Minister Georges Minsay Booka in a letter to claimant Akam Mining s.p.r.l.

Akam has claimed through the Lubumbashi Courts that it acquired a 75% shareholding in Swanmines Sprl in a public sale in execution against Africo in December 2006, and recently wrote to the Justice Minister arguing its case.

In his response to Akam dated 5 November and copied to Africo's counsel, the Justice Minister writes: "Your letter fails to bring any new element in the... matter".

The Minister goes on to re-iterate his position articulated in a letter dated 13 September to the Chairman of DRC state-owned mining company Gecamines and copied to the President and Prime Minister of the DRC, the First President of the Lubumbashi Court of Appeal, the Deputy General Manager of Gecamines and Africo's legal counsel: "Indeed, prior to the December 2006 public sale, Swanmines s.p.r.l. had - and still has - Gecamines (25% of the partnership shares) and H & J Swanpoel Famille Trust (75% of the partnership shares) as shareholders, and not Africo Resources."

The Justice Minister continues: "At that public sale, Akam Mining s.p.r.l. acquired non-existent shares and theoretically is entitled to claim reimbursement of the sale price from the public sales agent. Further, the judicial decisions... you (Akam) refer to did not grant any more rights to Akam s.p.r.l. than those resulting from such a public sale."

Africo CEO Dr Tony Harwood said, "We are extremely grateful for the Minister of Justice's definitive confirmation to Akam, of H&J's shareholding in Swanmines; we believe this will hasten the resolution of this dispute in Africo and H&J's favour allowing construction of the Kalukundi mine to commence."

The Minister of Justice's letter to Akam confirming H&J's shareholding follows a letter to Akam last month from the Governor of Katanga, His Excellency Moise Katumbi Chapwe, in which the Governor expressed the same point of view: that Gecamines and H & J are the sole shareholders in Swanmines sprl and that Akam has no interest in Swanmines. He went on to direct that Akam cease any disturbance to Swanmines' activities.

The original letter and English translation will be available to view on our website www.africoresources.com shortly.

Note for editors:

Africo Resources Limited is a Canadian mineral company, committed to developing, acquiring and exploring for base metal and gold assets in Africa. The company's main project is Kalukundi, a development stage copper-cobalt deposit located on the Katangan Copperbelt in the Democratic Republic of Congo (DRC). The development team has an operational base in the DRC, with the company corporate offices located in Vancouver, Canada. The company listed on the Toronto Stock Exchange in December 2006.

Forward-looking statements:

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Africo expects to occur, are forward looking statements.

Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although Africo believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such

statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the date the statements are made. Africo undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.



%SEDAR: 00024685E

/For further information: please visit our website at www.africoresources.com, or contact: Dr Tony Harwood, President and CEO, on tel: +27(11) 463-0081; Chris Theodoropoulos, Chairman, on tel: (604) 646-3225; Bill Cavalluzzo (Investor Relations) on tel: (416) 265-8049; Charmane Russell (Investor Relations) on tel +27(11) 880-3924/

(ARL.)

CO: Africo Resources Ltd.

CNW 13:03e 07-NOV-07

**AFRICO RESOURCES LTD.**
*(Formerly Copperco Resource Corp.)*

Interim Consolidated Financial Statements
(Stated in US Dollars)
Unaudited

Third Quarter ended September 30, 2007

NOTICE TO READER
The attached financial statements have been prepared by the management of Africo Resources Ltd. and have not been reviewed by the auditors of Africo Resources Ltd.

# AFRICO RESOURCES LTD.

Consolidated Balance Sheet
*(Stated in US Dollars)*
*Unaudited*

| | September 30, 2007 | December 31, 2006 |
|---|---|---|
| **ASSETS** | | |
| **Current** | | |
| Cash and cash equivalents | $ 4,772,548 | $ 13,231,302 |
| Accounts receivable | 291,952 | 53,977 |
| **Total Current Assets** | 5,064,500 | 13,285,279 |
| **Equity investment** | - | 998,757 |
| **Loans receivable** | - | 10,363,117 |
| **Funds held in trust** | - | 1,251,293 |
| **Mineral properties** (note 6) | 26,204,738 | 4,672,223 |
| **Total Assets** | $ 31,269,238 | $ 30,570,669 |
| **LIABILITIES** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ 1,355,803 | $ 574,200 |
| **Total current liabilities** | 1,355,803 | 574,200 |
| **Future income tax liability** | 3,555,228 | 1,868,892 |
| **Total Liabilities** | 4,911,031 | 2,443,092 |
| **Shareholders' equity** | | |
| Common Shares (note 7) | 30,620,823 | 29,782,986 |
| Contributed Surplus (note 7) | 1,706,101 | 1,686,342 |
| Warrants | 1,163,255 | 1,163,255 |
| Deficit | (7,395,225) | (4,505,006) |
| Accumulated other comprehensive income | 263,253 | - |
| **Total Shareholders' Equity** | 26,358,207 | 28,127,577 |
| **Total Liabilities and Shareholders' Equity** | $ 31,269,238 | $ 30,570,669 |

*See accompanying notes to the interim consolidated financial statements*

*Contingencies and measurement uncertainty (note 2)*

Approved by the Board of Directors:

"Tony Harwood"
Tony Harwood
Director

"Chris Theodoropoulos"
Chris Theodoropoulos
Director

## AFRICO RESOURCES LTD.

Consolidated Statements of Operations, Deficit, Comprehensive Loss, and Accumulated Other Comprehensive Income

*(Stated in US Dollars)*

*Unaudited*

| | Three months ended September 30, 2007 | Three months ended September 30, 2006 | Nine months ended September 30, 2007 | Nine months ended September 30, 2006 |
|---|---|---|---|---|
| **Expenses** | | | | |
| General and administrative costs | $ 957,883 | $ 148,454 | $ 2,719,710 | $ 590,145 |
| Professional fees | 381,405 | 166,516 | 660,448 | 310,828 |
| Stock based compensation (note 7) | 41,401 | - | 240,737 | 492,724 |
| Stock exchange, filing, and transfer agents fees | 19,151 | - | 99,805 | - |
| Travel and accommodation | 17,072 | 36,365 | 181,745 | 106,007 |
| **Loss before other items:** | (1,416,912) | (351,335) | (3,902,445) | (1,499,704) |
| Foreign exchange gain | 586,432 | (15,952) | 880,865 | 34,059 |
| Interest and other income | 67,351 | (5,881) | 298,850 | 38,473 |
| Loss on equity accounted investment (note 4) | - | (30,106) | (167,489) | (70,979) |
| **Loss for the period** | (763,129) | (403,274) | (2,890,219) | (1,498,151) |
| **Deficit, beginning of the period** | (6,632,096) | (2,701,773) | (4,505,006) | (1,606,896) |
| **Deficit, end of the period** | $ (7,395,225) | $ (3,105,047) | $ (7,395,225) | $ (3,105,047) |

| | | | | |
|---|---|---|---|---|
| **Basic and diluted loss per common share** | $ (0.03) | $ (0.02) | $ (0.12) | $ (0.08) |
| **Weighted average number of shares outstanding** | 25,188,109 | 19,559,139 | 25,014,647 | 19,559,139 |

| **Comprehensive Loss** | | | | |
|---|---|---|---|---|
| **Loss for the period before comprehensive income** | $ (763,129) | $ (403,274) | $ (2,890,219) | $ (1,498,151) |
| Unrealised gain on available for sale investments | - | - | 263,253 | - |
| Realised gain on available for sale investments | (248,994) | - | - | - |
| **Comprehensive Loss for the period** | $ (1,012,123) | $ (403,274) | $ 2,626,966) | $ (1,498,151) |

| **Accumulated Other Comprehensive Income** | | | | |
|---|---|---|---|---|
| Available for sale securities | $ (248,994) | $ - | $ 263,253 | $ - |
| **Balance, beginning of period** | 512,247 | - | - | - |
| **Balance, end of period** | $ 263,253 | $ - | $ 263,253 | $ - |

## AFRICO RESOURCES LTD.
Consolidated Statements of Cash Flows
*(Stated in US Dollars)*
*Unaudited*

| | Three months ended September 30, 2007 | Three months ended September 30, 2006 | Nine months ended September 30, 2007 | Nine months ended September 30, 2006 |
|---|---|---|---|---|
| **Operating Activities** | | | | |
| Net loss for the period | $ (763,129) | $ (403,274) | $ (2,890,219) | $ (1,498,151) |
| Adjustment for items which do not involve cash: | | | | |
| Stock based compensation | 41,401 | - | 240,737 | 492,724 |
| Loss on equity accounted investment | - | 30,106 | 167,489 | 70,979 |
| | (721,728) | (373,168) | (2,481,993) | (934,448) |
| Changes in non-cash working capital components: | | | | |
| Accounts receivable | (27,684) | (14,261) | (139,892) | (29,560) |
| Accounts payable and accrued liabilities | (250,007) | 163,083 | (270,064) | 168,825 |
| **Cash used in operating activities** | (999,419) | (224,346) | (2,891,949) | (795,183) |
| **Investing Activities** | | | | |
| Loans receivable | - | (697,233) | - | (2,173,400) |
| Funds held in trust | - | - | 1,251,293 | - |
| Deferred mineral property costs | (1,888,682) | - | (4,415,431) | (3,967) |
| Purchase of investments | - | - | - | (250,000) |
| Acquisition of assets of subsidiary: | | | | |
| Deferred mineral property costs | - | - | (2,352,589) | - |
| Other assets, net of cash | - | - | (930,190) | - |
| **Cash used in investing activities** | (1,888,682) | (697,233) | (6,446,917) | (2,427,367) |
| **Financing Activities** | | | | |
| Common shares issued for cash | - | - | 616,859 | - |
| Convertible loan | - | 989,135 | - | 989,135 |
| **Cash provided by financing activities** | - | 989,135 | 616,859 | 989,135 |
| **Net decrease in cash during the period** | (2,888,101) | 67,556 | (8,722,007) | (2,233,415) |
| **Cash and cash equivalents, beginning of the period** | 7,909,643 | 339,736 | 13,231,302 | 2,640,707 |
| **Effect of exchange rate changes on cash** | (248,994) | - | 263,253 | - |
| **Cash and cash equivalents, end of the period** | $ 4,772,548 | $ 407,292 | $ 4,772,548 | $ 407,292 |

*See accompanying notes to the interim consolidated financial statements*

Notes to the Consolidated Financial Statements – for the three and nine months ended September 30, 2007 and 2006 *(Stated in US Dollars)*

## 1. NATURE OF OPERATIONS

**Nature of operations**

Africo Resources Ltd. ("the Company" or "Africo") is a mineral resource company engaged in exploring, acquiring and developing precious metal and base metal properties. These activities are conducted principally in the Democratic Republic of the Congo ("DRC").

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the project, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material reduction in the carrying amounts of mineral properties.

The mineral properties are also subject to title and sovereign risks, including political and economic instability, government regulations relating to mining, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

The viability of the Kalukundi project is dependent on future financing. Based on discussions with equity partners and potential debt providers, management believes that a viable financing strategy can be concluded for the development of Kalukundi, subject to the matters referred to in note 2 being resolved. In the event that resolution of these matters is delayed, management believes that the Company has sufficient funds to finance ongoing operations, albeit on a reduced scale.

## 2. CONTINGENCIES AND MEASUREMENT UNCERTAINTY

At September 30, 2007 the Company held 100% of the shares of H&J Swanepoel Family Trust s.p.r.l. ("H&J") which holds a 75% interest in Swanmines s.p.r.l. ("Swanmines"), the entity that owns the Kalukundi copper/cobalt deposit in the DRC.

As initially reported in a news release dated February 23, 2007, one of Africo's former employees in the DRC, Mr. Alessandro Berardone, initiated legal proceedings against the Company before the Court of Grande Instance of Lubumbashi in the DRC on the grounds that he had an employment contract with the Company which provided for a performance based bonus, among other things, which contract was terminated by the Company without payment of such bonus. He also claimed that he was responsible for the Company's acquisition of its interest in the Kalukundi Property as well as certain mining concessions acquired by the Company, for which he was not properly compensated. He claimed the amount of US$30,000,000. Mr. Berardone, without proper notice to the Company, obtained a default judgment against the Company (the "Berardone Judgment") in the amount of US$3,000,400.

We reported that, based on legal advice received from senior counsel in the DRC, the Company believed that the judgement obtained is frivolous, illegal and unenforceable and should be set aside. Accordingly, the Company has initiated the appropriate legal steps to have the Berardone Judgment set aside and did not make provision for any expense in this regard.

There has been a further development, subsequent to March 31, 2007 whereby Africo was made aware of a decision (the "Decision") rendered by a court in Lubumbashi, DRC in a matter between Akam Mining

Notes to the Consolidated Financial Statements – for the three and nine months ended September 30, 2007 and 2006 *(Stated in US Dollars)*

## 2. CONTINGENCIES AND MEASUREMENT UNCERTAINTY *(continued)*

s.p.r.l. ("Akam") and La Générale des Carrières et des Mines ("Gécamines"). The latter holds a 25% interest in Swanmines.

The Decision contained a declaration by the court to the effect that it accepted the assertion by Akam that Akam (and thus not Africo through its subsidiaries) is the owner of the remaining 75% of Swanmines. The Decision accepted Akam's claim that it acquired 75% of Swanmines at a sale in execution pursuant to the Berardone Judgment for the sum of US$600,000.

Acting pursuant to the Decision, a meeting of Akam and Gecamines was held on April 20, 2007 at which the purported interest of Akam was recognized in the constating documents of Swanmines and other corporate acts were undertaken without the knowledge of Africo.

Africo has been advised by DRC counsel that the purported sale is illegal and not only subject to rescission in conjunction with the Berardone Judgment, but is also null and void because the Swanmines shares in question are owned by H&J, which is not a party to any of these proceedings.

Africo was not made aware of any threatened or impending legal proceedings involving Akam and Gécamines nor was it given notice of the meeting on April 20, 2007. An appeal lodged by Swanmines to have the Decision set aside in the proceedings between Akam and Gecamines was withdrawn when the court recognised Akam as the representative of Swanmines during the course of the appeal.

H&J, the entity that owns 75% of the shares of Swanmines, has filed a separate application for a court order declaring the sale of the Swanmines shares to Akam Mining null and void.

In respect of a complaint for judicial misconduct by certain of the judges in the Lubumbashi court filed by the Company in the Supreme Court of Justice of the DRC in Kinshasa, Africo is advised that the Supreme Court determined that the actions of the judges in certain of the matters could not be examined by the Court.

Africo has obtained an ordinance from the Kinshasa/Gombe District Court that states that H&J is still a 75% holder of the shares of Swanmines. It also states that the shares held by H&J are not those shares which Akam claims to have purchased at a public sale, and states that the founding partners of Swanmines namely Gecamines and H&J, are the only partners in Swanmines and are authorized to carry on the business of Swanmines and in particular, to ensure the exploitation of the mineral rights contributed by Gecamines and authorized and approved by the Ministry of Mines.

Africo has received expressions of support from senior Governmental officials in the DRC. Mr. Georges Minsay Booka, Minister of Justice for the Democratic Republic of the Congo (DRC) has sent a letter to the Chairman of Gecamines, copied to Akam and senior members of Government, wherein it advises Gecamines to take note that Akam, has bought non-existent shares in Swanmines. The letter reinforces that the rightful owners of Swanmines are, as they always have been stated by Africo, H&J and Gecamines. Akam responded to this letter and were again answered by the Minister who, in his response, stated that Akam's letter failed to bring any new element to light.

Notes to the Consolidated Financial Statements – for the three and nine months ended September 30, 2007 and 2006 *(Stated in US Dollars)*

## 2. CONTINGENCIES AND MEASUREMENT UNCERTAINTY *(continued)*

In addition, the Governor of Katanga, His Excellency Moise Katumbi Chapwe, has sent a letter to Akam that makes reference to the non-existence of the shares that Akam allegedly bought and indicates that Gecamines and H&J are the sole shareholders in Swanmines and that Akam has no interest in Swanmines. The letter directed that Akam cease any disturbance to Swanmines' activities.

Management believes that the Company will ultimately prevail and its title to the Kalukundi asset will be reasserted through its ownership of H&J, and continues to prepare its financial statements in a manner consistent with that assertion. There can, however, be no assurance that the Company will be successful, and should the Company not be successful in asserting its ownership of 75% of Swanmines, then the appropriateness of consolidating Swanmines and the valuation of the Kalukundi Property will have to be reconsidered, and amounts potentially restated or written down completely.

## 3. BASIS OF PRESENTATION

The consolidated accounts have been prepared using accounting principles generally accepted in Canada for interim reporting, but do not contain all of the information required for annual financial statements, and should be read in conjunction with the December 31, 2006 financial statements. These statements include the accounts of Africo Resources Ltd and its material wholly owned subsidiaries, Africo Resources (B.C.) Ltd, Kisankala Mining Corp., and H&J Swanepoel Family Trust s.p.r.l.. All significant inter-company transactions are eliminated on consolidation.

Kisankala Mining Corp. was incorporated during the quarter ended March 31, 2007 to hold the additional interest in H&J acquired during the quarter as further described in note 4 below, and which resulted in H&J becoming a wholly owned subsidiary on March 31, 2007.

The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements for the year ended December 31, 2006 and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA guidelines effective for the Company's first and subsequent quarters commencing January 1, 2007:

a) Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. The Company's cash equivalents have been designated as available for sale.

b) Section 1530 - Comprehensive Income. Comprehensive income is the change in the Company's net assets that results from transactions, events and circumstances from sources other than the Company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized.

c) Transition adjustment to opening balance: The adoption of Sections 1530 and 3855 has not impacted the opening equity and losses of the Company.

Notes to the Consolidated Financial Statements – for the three and nine months ended September 30, 2007 and 2006 *(Stated in US Dollars)*

## 4. H&J ACQUISITION

The Company acquired 100% of H&J Swanepoel Family Trust s.p.r.l. in a series of transactions from 2004 until March 2007. The acquisition of a 48% interest was made in prior years through a series of staged cash payments totalling $1,279,530 of which $504,530 was paid in 2006. The investment in H&J was accounted for using the equity method up until March 31, 2007. The Company paid a further $1,250,000 to increase its shareholding in H&J to 100% as at March 31, 2007 and it has been consolidated with effect from that date.

The acquisition of H&J has been accounted for as an asset purchase with the total cost of the acquisition being comprised of:

| | |
|---|---|
| **Cash** | $ 2,529,530 |
| Less: Equity loss of H&J recognized previously | (448,262) |
| **Total cost of the acquisition** | $ 2,081,268 |

The preliminary allocation of the purchase price to assets and liabilities is as follows:

| | |
|---|---|
| **Assets** | |
| Cash | $ 319,810 |
| Accounts receivable | 98,083 |
| Mineral Property | 16,858,650 |
| **Liabilities** | |
| Accounts payable and accrued liabilities | (881,524) |
| Future income tax component | (1,598,045) |
| Shareholders loan assumed | (12,715,706) |
| **Net assets acquired** | $ 2,081,268 |

The purchase price allocation is preliminary and subject to adjustment on completion of the valuation process and analysis of resulting tax effects.

## 5. RELATED PARTY TRANSACTIONS

Consulting fees relating to legal, financial, investor relations and other corporate matters, and salaries paid to Directors, former Directors, and organizations having common Directors totalled $173,350 (2006 - $157,640) in the three months and $793,835 (2006 - $336,193) in the nine months ended September 30, 2007.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration agreed to by the related parties.

The total amounts owing to Directors, former Directors, and organizations having common Directors for consulting fees and directors fees amounted to $257,007 (2006 – $158,845) at September 30, 2007.

Other related party transactions are disclosed elsewhere in these financial statements.

Notes to the Consolidated Financial Statements – for the three and nine months ended September 30, 2007 and 2006 *(Stated in US Dollars)*

## 6. MINERAL PROPERTIES

| For the period ended September 30, 2007 | Kalukundi (Congo) | Mporokoso (Zambia) | Total |
|---|---|---|---|
| **Balance beginning of period** | $ 4,672,223 | $ - | $ 4,672,223 |
| Development expenditure | 4,453,137 | - | 4,453,137 |
| Exploration costs | | | |
| Consulting fees | - | 132,437 | 132,437 |
| Arising on acquisition of subsidiary (net of future income taxes) | 15,260,605 | - | 15,260,605 |
| Future income tax component | 1,598,045 | 88,291 | 1,686,336 |
| **Total costs incurred during the period** | 21,311,787 | 220,728 | 21,532,515 |
| **Balance September 30, 2007** | $ 25,984,010 | $ 220,728 | $ 26,204,738 |

| For the Year ended December 31, 2006 | Kalukundi (Congo) | Mporokoso (Zambia) | Total |
|---|---|---|---|
| **Balance beginning of year** | $ 4,397,372 | $ - | $ 4,397,372 |
| Exploration costs | | | |
| Stock based compensation (note 7) | 164,907 | - | 164,907 |
| Future income tax component | 109,944 | - | 109,944 |
| **Total costs incurred during the year** | 274,851 | - | 274,851 |
| **Balance December 31, 2006** | $ 4,672,223 | $ - | $ 4,672,223 |

### Mporokoso

The Company acquired an interest in the Mporokoso gold project in Zambia as part of a basket of properties acquired along with the Kalukundi project. Geological work is currently underway to define past work and current geology in order to delineate a future possible exploration program for the property.

## 7. EQUITY

### Common Shares

Authorised:

Unlimited common shares without par value

| Issued: | Number of Shares | Amount |
|---|---|---|
| Balance, December 31, 2006 | 24,500,597 | $ 29,782,986 |
| Stock options exercised | 420,550 | 616,859 |
| Transfer on exercise of stock options | - | 220,978 |
| Shares issued in terms of plan of arrangement | 374,858 | - |
| Balance, September 30, 2007 | 25,296,005 | $ 30,620,823 |

Notes to the Consolidated Financial Statements – for the three and nine months ended September 30, 2007 and 2006 *(Stated in US Dollars)*

7. **EQUITY** *(continued)*

**Contributed Surplus**

| | September 30, 2007 | December 31, 2006 |
|---|---|---|
| Balance, at beginning of period | $ 1,686,342 | $ 784,329 |
| Options granted | 240,737 | 728,277 |
| Placement agent compensation options issued at fair value | - | 210,243 |
| Options exercised | (220,978) | (36,507) |
| Balance, at end of period | $ 1,706,101 | $ 1,686,342 |

During the period ended September 30, 2007 the Company granted 200,000 stock options at an exercise price of CAD$4.00 per share, to an officer. These options have a term of 5 years. Stock based compensation expense of $240,737 has been recorded in operations in respect of the stock options vested. 100,000 options vested immediately with the remaining vesting in March 2008.

The stock based compensation expense for the year was estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model are as follows:

| | | |
|---|---|---|
| Dividend Yield | : | 0% |
| Average risk free interest rate | : | 4.0 % |
| Expected volatility | : | 45% |
| Expected life of option | : | 5 years |

The Black-Scholes and other option pricing models require the input of highly subjective assumptions that can materially affect the fair value estimate.

# AFRICO RESOURCES LTD.

## Management's Discussion & Analysis

**September 30, 2007**

**Dated November 14, 2007**

# AFRICO RESOURCES LTD.

## MANAGEMENT'S DISCUSSION AND ANALYSIS

*Set out below is a review of the activities, results of operations and financial condition of Africo Resources Ltd. and its subsidiaries (referred to herein together as "the Company" or "Africo") for the quarter and nine months ended September 30, 2007 compared with the same periods in the previous year. The following information should be read in conjunction with the Company's September 30, 2007 unaudited interim consolidated financial statements and related notes and with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2006, which were prepared in accordance with Canadian generally accepted accounting principles. The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, "Comprehensive Income" and "Financial Instruments – Recognition and Measurement", respectively, effective for the Company's first quarter commencing January 1, 2007. This analysis is prepared as at November 14, 2007. All dollar amounts, unless otherwise indicated, are in US Dollars.*

*The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario, and Quebec in Canada and is listed on the TSX in Canada under the symbol ARL.*

*Additional information related to the Company, including the Company's most recent annual information form is available on SEDAR at www.sedar.com.*

### OVERVIEW

Africo Resources Ltd. is a development stage copper-cobalt company with an operational base in the Democratic Republic of the Congo (DRC) and with corporate offices in Vancouver, Canada. Africo is developing the high-grade Kalukundi copper cobalt deposit near Kolwezi in the DRC.

During the first quarter of 2007 the Company, through its wholly owned subsidiary, Kisankala Mining Corp., purchased an additional 52% interest in the shares of H&J Swanepoel Family Trust s.p.r.l. ("H&J"), bringing its interest in H&J to 100%. Subject to the comments outlined below under the heading "RECENT DEVELOPMENTS REGARDING OWNERSHIP OF THE KALUKUNDI PROJECT", H&J holds a 75% interest in Swanmines s.p.r.l. ("Swanmines"), the entity that owns the Kalukundi copper/cobalt deposit in the DRC. The effective date of the transaction was March 31, 2007 and the investment in H&J was accounted for using the equity method up until March 31, 2007, after which it has been consolidated.

### RECENT DEVELOPMENTS REGARDING THE OWNERSHIP OF THE KALUKUNDI PROJECT

On April 13, 2007, the Company announced an underwriting for 35,150,000 common shares at CDN$3.70 per common share that would have resulted in gross proceeds of CDN$130,055,000. Due to the developments described below, the Company and its underwriters withdrew the offering on April 27, 2007.

As initially reported in a news release dated February 23, 2007, one of Africo's former employees in the DRC, Mr. Alessandro Berardone, initiated legal proceedings against the Company before the Court of Grande Instance of Lubumbashi in the DRC on the grounds that he had an employment contract with the Company which provided for a performance based bonus, among other things, which contract was terminated by the Company without payment of such bonus. He also claimed that he was responsible for the Company's acquisition of its

interest in the Kalukundi Property as well as certain mining concessions acquired by the Company, for which he was not properly compensated. He claimed the amount of US$30,000,000. Mr. Berardone, without proper notice to the Company, obtained a default judgment against the Company (the "Berardone Judgment") in the amount of US$3,000,400.

We reported that, based on legal advice received from senior counsel in the DRC, the Company believed that the judgement obtained is frivolous, illegal and unenforceable and should be set aside. Accordingly, the Company has initiated the appropriate legal steps to have the Berardone Judgment set aside and did not make provision for any expense in this regard.

There has been a further development, subsequent to March 31, 2007 whereby Africo was made aware of a decision (the "Decision") rendered by a court in Lubumbashi, DRC in a matter between Akam Mining s.p.r.l. ("Akam") and La Générale des Carrières et des Mines ("Gécamines"). The latter holds a 25% interest in Swanmines.

The Decision contained a declaration by the court to the effect that it accepted the assertion by Akam that Akam (and thus not Africo through its subsidiaries) is the owner of the remaining 75% of Swanmines. The Decision accepted Akam's claim that it acquired 75% of Swanmines at a sale in execution pursuant to the Berardone Judgment for the sum of US$600,000.

Acting pursuant to the Decision, a meeting of Akam and Gecamines was held on April 20, 2007 at which the purported interest of Akam was recognized in the constating documents of Swanmines and other corporate acts were undertaken without the knowledge of Africo.

Africo has been advised by DRC counsel that the purported sale is illegal and not only subject to rescission in conjunction with the Berardone Judgment, but is also null and void because the Swanmines shares in question are owned by H&J, which is not a party to any of these proceedings.

Africo was not made aware of any threatened or impending legal proceedings involving Akam and Gécamines nor was it given notice of the meeting on April 20, 2007. An appeal lodged by Swanmines to have the Decision set aside in the proceedings between Akam and Gecamines was withdrawn when the court recognised Akam as the representative of Swanmines during the course of the appeal.

H&J, the entity that owns 75% of the shares of Swanmines, has filed a separate application for a court order declaring the sale of the Swanmines shares to Akam Mining null and void.

In respect of a complaint for judicial misconduct by certain of the judges in the Lubumbashi court filed by the Company in the Supreme Court of Justice of the DRC in Kinshasa, Africo is advised that the Supreme Court determined that the actions of the judges in certain of the matters could not be examined by the Court.

Africo has obtained an ordinance from the Kinshasa/Gombe District Court that states that H&J is still a 75% holder of the shares of Swanmines. It also states that the shares held by H&J are not those shares which Akam claims to have purchased at a public sale, and states that the founding partners of Swanmines namely Gecamines and H&J, are the only partners in Swanmines and are authorized to carry on the business of Swanmines and in particular, to ensure the exploitation of the mineral rights contributed by Gecamines and authorized and approved by the Ministry of Mines.

Africo has received expressions of support from senior Governmental officials in the DRC. Mr. Georges Minsay Booka, Minister of Justice for the Democratic Republic of the Congo (DRC) has sent a letter to the Chairman of Gecamines, copied to Akam and senior members of Government, wherein it advises Gecamines to take note that Akam, has bought non-existent shares in Swanmines. The letter reinforces that the rightful owners of Swanmines

are, as they always have been stated by Africo, H&J and Gecamines. Akam responded to this letter and were again answered by the Minister who, in his response, stated that Akam's letter failed to bring any new element to light.

In addition, the Governor of Katanga, His Excellency Moise Katumbi Chapwe, has sent a letter to Akam that makes reference to the non-existence of the shares that Akam allegedly bought and indicates that Gecamines and H&J are the sole shareholders in Swanmines and that Akam has no interest in Swanmines. The letter directed that Akam cease any disturbance to Swanmines' activities.

Management believes that the Company will ultimately prevail and its title to the Kalukundi asset will be reasserted through its ownership of H&J, and continues to prepare its financial statements in a manner consistent with that assertion. There can, however, be no assurance that the Company will be successful, and should the Company not be successful in asserting its ownership of 75% of Swanmines, then the appropriateness of consolidating Swanmines and the valuation of the Kalukundi Property will have to be reconsidered, and amounts potentially restated or written down completely.

The Company is continuing to vigorously pursue all available options to assert H&J's interest in Swanmines. However, in light of the current uncertainty, Management has evaluated all of its activities to determine those that can successfully be suspended or delayed with respect to the Kalukundi property pending resolution of the above and is engaged only in the minimum necessary activities required.

## EXPLORATION AND DEVELOPMENT ACTIVITIES

Prior to the developments described above, the Company had entered into a number of contracts for exploration and development activity, commitments in respect of which are being monitored closely in light of continuing legal issues. Progress in the quarter in respect of contracted activities was as follows:

**Exploration.**

Complementary to the drilling activities, a programme of mapping, trenching and pitting has been in progress during the second and third quarters. The objective of this work is to increase the knowledge of the mineral potential of the other 7 fragments on the Kalukundi Property and if successful define new ore resources for more detailed evaluation. This work has steadily enabled the on-site geologists to build up a more detailed understanding of the geology and mineral potential of these relatively unexplored fragments.

To date these exploration activities have been focused on the Kinshasa Fragment and to a lesser degree on the West, Nzilo, 2 fragments south of Nzilo, the SE Anticline and the NW Principal Fragments. Significant mineralization has been identified on the NW Principal Fragment in the past and the current objective is to quantify that mineralisation and prove good continuity, whereupon, it could be included into a measured and indicated ore category. Good progress has been made in this regard, but now additional core drilling will be required. Detailed mapping, pitting and trenching on the Kinshasa Fragment has been successful in the discovery of significant cobalt mineralization in association with minor copper within the SDS shales just beneath the CMN contact zone. This exploration is still in progress, and needs to be extended before a preliminary drilling programme can be considered.

Exploration on the other fragments is at an early stage and therefore, there are no results to report at this time.

**Drilling activity**

As was stated at the end of June, Africo had secured a number of exploration drill rigs to undertake exploration drilling in line with the Company's plan to further delineate resources on the Kalukundi property. A programme of hydrological and geotechnical drilling was in progress and a limited programme of Reverse Circulation (RC) drilling was undertaken.

This drilling was steadily extended in the third quarter and can be summarized as follows:

| Category. | No of Boreholes | Metres drilled | Date completed. |
|---|---|---|---|
| Hydrological drilling: | 16 | 1,705m | August 2007 |
| Reverse circulation drilling: | 35 | 2,126m | May 2007 |
| Exploration core drilling: | 9 | 1,105m | September 2007 |
| Geotechnical core drilling | 5 | 138m | June 2007 |
| **Totals** | **65** | **5,074m** | |

The core drilling program was continued during the third quarter. The original contractor, Geosearch was demobilized and SinoDrill continued the drilling. SinoDrill completed 6 boreholes for 755m and was successful in completing the infill drilling programme planned for the Kii Fragment. Once the assay data is secured from this drilling a re-assessment of ore resources can be evaluated. Currently, all of the technical information is being consolidated into the geological model for this purpose.

Upon completion of the hydrological drilling programme at Kalukundi, all of the data secured by the contractor, Knight Piesold, was processed and incorporated into a hydrological model for the proposed mining areas. This model is now nearing completion and once finalized will define the requirements for dewatering drilling for the Kalukundi Mine.

The hydrological data will be combined with the geotechnical data secured by Knight Piesold and processed with a view to re-assessing the pit slope angles as defined in the feasibility study. It is anticipated that this will result in certain pit slope angles being steepened significantly. This in turn will reduce the amount of waste that needs to be mined, which in turn will enhance the economic viability of the project.

No further drilling is proposed in the immediate future. However, efforts will be focused on the evaluation of data currently being collected and processed with a view to:

1. Redefining the ore resources;
2. Reevaluating the mining programme;
3. Optimising the financial model using more recent metal price estimates and other revised operational data; and
4. Refining and expanding the infill drilling programme.

**Environmental Adjustment Plan**

As noted in the Company's news release dated April 27, 2007, the Environmental Adjustment Plan submitted by Swanmines was approved by the Permanent Evaluation Committee of the Ministry of Mines in the DRC on 25 April 2007. This, together with the exploitation permit currently held by Swanmines, will enable it to begin development and mining at the Kalukundi project.

**Community Development**

The Company continues to invest in the social programs serving the community most impacted by its operations and has:

- Established The Kisankala Village Development Committee, "KVDC" consisting of Africo personnel and Kisankala Village residents, to co ordinate and communicate the relocation process and future development activities.

- Held public meetings disclosing all possible impacts and mitigations surrounding the development of the concession and relocation of the Kisankala village.

- Ensured procedures are in place including logistics for the relocation process, future development projects, and grievance mechanisms.

- Ensured policies are in place that have been communicated to the Kisankala community advising, wherever possible, employees will be recruited and trained from the local area.

- Subsidized 6 primary school teachers and supplied the school with basic educational material.

- Inaugurated a new water project that provides the village with access to some 18, 000 liters of clean water per day.

- Secured a signed agreement from the local Chief and KVDC, with added support from the group chief for the location of the new proposed Kisankala Village.

- Provided logistical support for the national measles vaccination campaign ensuring that over 300 children in Kisankala village received the vaccine.

- Embarked on an extensive wheel chair distribution programme; beneficiaries of 150 wheelchairs came from the Katanga and Kinshasa provinces. The programme received widespread media coverage and very positive feedback from the public local authorities.

In addition, Africo has been the first mining company in the Katanga province to sign a memorandum of understanding with the Ministry of Social Affairs to align with the National Strategy for Regional Development.

**Engineering**

Front End Engineering and Design commenced in April 2007 with practical completion achieved on October 12, 2007. Completion of the Front End Engineering and Design has confirmed plant design and throughput, established a budget based on current market conditions, and has served to place Africo, subject to successful completion of the raising of adequate capital, in a position to quickly proceed with the remaining development work starting in early 2008.

**Mporokoso Project in Zambia**

Work on the Mporokoso Gold Project has involved the compilation of a comprehensive GIS database. This has been achieved through extensive research through the archives of the Geological Survey of Zambia, incorporation of recent exploration activities and a detailed re-assessment of the drilling activities of the past three years. Base on the contents of this GIS it has been possible to develop a minerals map of the project area

and to define the target areas within which future exploration activities will be undertaken. Quarterly reporting requirements of the Geological Survey of Zambia have been kept up to date with the latest reports being submitted in July 2007.

## RESULTS OF OPERATIONS

### 9 months ended September 30, 2007 compared to the 9 months ended September 30, 2006

The Company continued to fund operating costs for the Kalukundi property in the DRC. This increase in activity is largely responsible for the increase in the net loss for the period to $2,890,219 from $1,498,151 in the prior year. Individual items contributing to this increase are as follows:

- General and administrative costs amounted to $2,719,710 (2006 - $590,145). The increase results mainly from the consolidation of 100% of Swanmines' results and the incorporation of its operating results on a line item basis for the first time this year. Additional items contributing to the increase include the appointment of a full time Chief Executive and accounting staff, additional consulting fees paid in connection with various financing initiatives and from the general increase in activity during the period reflected in the increased cost of conference attendance, telephones, website expenditures and personnel costs.

- Professional fees of $660,448 (2006 – $310,828) were incurred consisting of legal fees which accounted for the bulk of the increase as a result of current legal issues being dealt with in the DRC and the overall increase in the Company's activities, the TSX listing of the Company, and accounting costs which increased as a result of the increased scope of operations.

- Stock based compensation costs amounted to $240,737 (2006 - $492,724). The Company granted 200,000 options exercisable at $4.00 per share to an officer which resulted in the current expense.

- Stock exchange, filing and transfer agent fees totaled $99,805 (2006 - $nil) due to the listing of the Company's shares on the TSX in December 2006.

- Travel costs amounted to $181,745 (2006 – $106,007). The increase results from the increased travel demands of both raising capital and transitioning the group into a development phase in the DRC.

- The net foreign exchange gain for the period amounted to $880,865 (2006 – $34,059) and results mainly from translation differences arising due to the fact that some of the Company's transactions are conducted in Canadian Dollars and its investments are held in Canadian Dollars, whereas the Company's functional currency is US Dollars.

- Interest and other income amounted to $298,850 (2006 $38,473) and is attributable to the increase in cash balances arising from the private placement in December 2006.

- The loss on equity accounted investment was $167,489 in the period (2006 - $70,979) is in respect of the period to March 31, 2007 and can be attributed to the increase in activities in the DRC following the completion of the feasibility study and the appointment of a Country Manager and other personnel in the DRC.

**3 months ended September 30, 2007 compared to the 3 months ended September 30, 2006**

The net loss for the quarter increased to $763,129 from $403,274 in the prior year. Individual items contributing to this increase are as follows:

- General and administrative costs amounted to $957,883 (2006 - $148,454). The increase results mainly from the consolidation of Swanmines and the incorporation of its operating results on a line item basis since April 1, 2007. Additional items contributing to the increase include the appointment of a full time Chief Executive and accounting staff, additional consulting fees paid in connection with the various financing initiatives and from the general increase in activity during the quarter reflected in the increased cost of conference attendance, telephones, website expenditures and personnel costs.

- Professional fees of $381,405 (2006 – $166,516) were incurred consisting of legal fees which accounted for the bulk of the increase as a result of current legal issues being dealt with in the DRC and the overall increase in the Company's activities, the TSX listing of the Company, and accounting costs which increased as a result of the increased scope of operations.

- Stock based compensation costs amounted to $41,401 (2006 - $nil) reflecting the vesting of options in the period.

- Stock exchange, filing and transfer agent fees totaled $19,151 (2006 - $nil) due to the listing of the Company's shares on the TSX in December 2006.

- Travel costs amounted to $17,072 (2006 – $36,365). The reduction is in line with a reduced level of travel not allocated directly to mineral properties.

- The net foreign exchange gain for the period amounted to $586,432 (2006 – loss of $15,952) and results mainly from translation differences arising due to the fact that some of the Company's transactions are conducted in Canadian Dollars and its investments are held in Canadian Dollars, whereas the Company's functional currency is US Dollars.

- Interest and other income amounted to $67,351 (2006 – expense of $5,881) and is attributable to the increase in cash balances arising from the private placement in December 2006.

- The loss on equity accounted investment was $ nil in the period (2006 - $30,106) which reflects the fact that the operating results of Swanmines are now consolidated and incorporated on a line by line basis rather than as equity earnings.

## SUMMARY OF QUARTERLY RESULTS

| | 2007 Third Quarter | 2007 Second Quarter | 2007 First Quarter | 2006 Fourth Quarter |
|---|---|---|---|---|
| Interest income | 67,351 | 108,608 | 122,891 | 61,936 |
| Net loss for the quarter | (763,129) | (1,169,281) | (957,809) | (1,088,365) |
| Loss per share | $0.03 | $0.05 | $0.04 | $0.05 |

The major factors that caused significant variation in the net loss were the recording of stock based compensation arising from the issuance of stock options, which have a much higher charge in the period of

grant, the granting of bonuses related to the successful completion of financing activities in 2006, and foreign exchange differences arising from the translation of the amounts not originally recorded in US Dollars. None of these factors other than exchange differences show discernable trends. The decline in interest income is in line with declining cash balances as cash is applied to operations.

## LIQUIDITY AND CAPITAL RESOURCES

The Company had net working capital of $3,708,697 at September 30, 2007 (December 31, 2006 - $12,711,079). The decrease in working capital is mainly attributable to the acquisition of the remaining interest in H&J at a cost of $1,250,000, and the funding of operating costs and preliminary development expenditures which were partially offset by $616,859 received on the exercise of employee stock options.

The current working capital is expected to be sufficient to fund the Company's general and administrative expenses as currently budgeted for the remainder of the financial year assuming limited further development costs. The feasibility study for the Kalukundi project which was completed in May 2006 estimates capital costs totaling $166.6 million. Taking into account the lead time to build the mine and potential working capital requirements at the start of production, the Company will need to raise approximately $200 million for capital costs, working capital, and additional mining and exploration activities to enable the Company to meet its development plans. Discussions with bankers and advisers are currently underway in this regard, however, there can be no assurance that the Company will be able to raise the capital required to meet its capital costs and working capital requirements.

The ability of the Company to obtain financing for the project is dependent on economic fundamentals including commodity prices and interest rates remaining at levels that support the project economics contained in the feasibility study described previously as well as the Company being successful in its efforts to secure title to the ownership by H&J of 75% of Swanmines in light of the developments described above under the heading "Recent Developments Regarding the Ownership of the Kalukundi Project".

### IFC Financing

On July 20, 2007 the Company accepted a financing proposal from the International Finance Corporation (IFC), the private sector arm of the World Bank Group, to support the development of the Company's Kalukundi project and related infrastructure. The IFC initially intended to subscribe for approximately 2,877,697 units of the Company at a price per unit of the lower of C$2.78, and the weighted average market price for the five days prior to a formal subscription agreement being entered into (for gross proceeds of approximately C$8 million (US$7.6 million)). Each unit was to be comprised of one share and one warrant. Each warrant would entitle the holder to acquire an additional share at a price of 125% of the subscription price for a period of 6 years, subject to accelerated exercise or expiry under certain circumstances.

On September 5, 2007, we published a letter to our Shareholders which indicated that, as a result of the uncertainty surrounding our subsidiary's ownership of Swanmines, we were renegotiating the terms of the placement and had extended the renegotiation and closing for a further 45 day period. We are still currently renegotiating the terms of the placement.

## OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

## TRANSACTIONS WITH RELATED PARTIES

Consulting fees relating to legal, financial, investor relations and other corporate matters, and salaries paid to Directors, former Directors, and organizations having common Directors totalled $173,350 (2006 - $157,640) in the three months and $793,835 (2006 - $336,193) in the nine months ended September 30, 2007.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration agreed to by the related parties.

The total amounts owing to Directors, former Directors, and organizations having common Directors for consulting fees and directors fees amounted to $257,007 (2006 – $158,845) at September 30, 2007.

Other related party transactions are also disclosed elsewhere in the Company's financial statements.

## OUTSTANDING SHARE DATA

As at November 14, 2007 the Company had the following securities issued and outstanding:

- 25,296,005 common shares;
- 2,530,000 common share purchase options
- 2,688,980 share purchase warrants

The Company also has the obligation under a plan of arrangement with Rubicon Minerals Corporation, among others, which completed on December 8, 2006, to issue shares to pre-existing Rubicon option and warrant holders, all consideration in respect of which is payable to Rubicon. A total of 268,039 shares remain to be issued to these option and warrant holders or to Rubicon.

## CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

### Carrying value of deferred property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its

mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property's estimated fair value. Such events or changes in circumstances involve changes in political risk, economic risk, commodity prices, exchange rates, and interest rates among others.

**Stock-based compensation**

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions. The assumptions the Company makes will likely change from time to time. At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events. The assumptions with the greatest impact on fair value are those for estimated stock volatility and for the expected life of the instrument.

## CONTROLS AND PROCEDURES

Disclosure controls and procedure as designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer's Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

**Changes in Internal Control over Financial Reporting**

The Company is transitioning from an exploration company to the mine construction and operations phase of its life. Consequently, the system of internal controls over financial reporting is also changing and growing in keeping with each stage of evolution of the Company.

## CORPORATE GOVERNANCE

**Composition of the Board of Directors**

The Board of Directors of Africo is at present comprised of five directors, one of whom, Mr. John Dixon, is considered to be independent. In determining whether a director is independent, the Board considers, for example, whether the director has a relationship which could, or could be perceived to interfere with the director's ability to objectively assess the performance of management. On this basis, Mr. Chris Theodoropoulos, as Chairperson receiving remuneration for his services, and Mr. Antony Harwood, the current President and Chief Executive Officer are not considered independent. Although Mr. Tinus Maree and Mr. David Adamson do not currently receive compensation other than directors fees, since they received remuneration from Africo or its predecessors for consulting services during the past three years, they are not considered to be independent directors. Accordingly, the Board anticipates that once the uncertainty surrounding the ownership of 75% of Swanmines is concluded, it will identify additional qualified candidates that have

experience relevant to its needs, are independent of Africo's management and its subsidiaries, and are considered independent under applicable corporate governance legislation and guidelines.

## RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control. In addition to the uncertainty facing the Company outlined under the heading "RECENT DEVELOPMENTS REGARDING THE OWNERSHIP OF THE KALUKUNDI PROJECT", typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form for the year ended December 31, 2006 and dated March 30, 2007, available electronically through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) under the Company's name, which can be accessed at www.sedar.com.

In order for the Company to be able to raise the required equity and debt capital to fund the advancement and development of the Kalukundi project, the issues regarding the ownership of the 75% interest by H&J in Swanmines will have to be resolved. There can be no assurance that this will be able to be completed or achieved in a timely manner.

## FORWARD LOOKING STATEMENTS

The Company's interim financial statements for the quarter ended September 30, 2007 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation, liquidity and effects of accounting policy changes. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Africo and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Africo's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

AFRICO RESOURCES LTD.

By: *"Antony Harwood"*
PRESIDENT, CEO AND DIRECTOR

November 14, 2007

## Form 52-109F2 - Certification of Interim Filings

I, Michael O'Brien, the Chief Financial Officer of Africo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) Africo Resources Ltd. (the "Issuer") for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATE: November 14, 2007.

*"Michael O'Brien"*
Michael O'Brien
Chief Financial Officer

## Form 52-109F2 - Certification of Interim Filings

I, Dr. Antony Harwood, the President and Chief Executive Officer of Africo Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) Africo Resources Ltd. (the "Issuer") for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATE: November 14, 2007.

*"Antony Harwood"*
Dr. Antony Harwood
President and Chief Executive Officer

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Africo Resources Announces C$4.0 million IFC Private Equity Placement

- IFC also agrees to participate in debt financing -

TORONTO, Nov. 16 /CNW/ - Africo Resources Ltd. is pleased to announce that it has concluded a financing arrangement with IFC (International Finance Corporation), a member of the World Bank Group, to support the development of the company's Kalukundi project and related infrastructure. The Kalukundi copper cobalt project is located in the Katanga province in the Democratic Republic of Congo (DRC).

The arrangement details IFC's intention to subscribe for units of Africo Resources for aggregate gross proceeds of approximately C$4.0 million at a price equal to the lower of C$2.78 and the volume weighted average market price prevailing during the five trading days prior to the signing of a definitive subscription agreement. Each unit will be comprised of one share and one warrant. Each warrant entitles the IFC to acquire an additional share at a price of 125% of the subscription price for a period of five years, subject to accelerated exercise or expiry under certain circumstances.

The execution of the arrangement is subject to the conclusion of a definitive subscription agreement, which Africo and IFC anticipate signing during the next week and is also subject to regulatory approval.

IFC has also agreed to participate in the Company's planned debt financing arrangements for the project via a loan of approximately US$40 million, subject to a separate IFC appraisal and assessment of the project's debt financing risks. The debt financing arrangements will include the planned appointment of other developmental finance institutions and commercial banks and will be subject to the successful resolution of the Company's title to the Kalukundi property.

Says Tony Harwood, President and CEO of Africo Resources, "The decision of IFC to proceed with the private placement, is an indication of progress the Government of the DRC is making to improve the investment climate in the mining sector of the DRC."

Note for editors:

Africo Resources Ltd is a Canadian mineral company, committed to developing, acquiring and exploring for base metal and gold assets in Africa. The company's main project is Kalukundi, a development stage copper-cobalt deposit located on the Katangan Copperbelt in the Democratic Republic of Congo (DRC). The development team has an operational base in the DRC, with the company corporate offices located in Vancouver, Canada. The company listed on the Toronto Stock Exchange in December 2006.

Forward-looking statements:

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Africo expects to occur, are forward looking statements.

Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although Africo believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the date the statements are made. Africo undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

%SEDAR: 00024685E

/For further information: Dr Tony Harwood, President and CEO, on tel: +27(11) 463-0081; Chris Theodoropoulos, Chairman, on tel: (604) 646-3225; Bill Cavalluzzo (Investor Relations) on tel: (416) 265-8049; Charmane Russell (Investor Relations) on tel +27(11) 880-3924/
(ARL.)

CO: Africo Resources Ltd.

CNW 08:40e 16-NOV-07

**THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES**

AFRICO RESOURCES LTD

Our People, Our Principles, Our Platform for Success

News Release



**For immediate release**

Wednesday, 28 November 2007

## Africo completes C$4.0 million equity financing with IFC

Africo Resources Ltd is pleased to announce that, further to its news release of November 16, 2007, it has completed a private placement with the International Finance Corporation (IFC), a member of the World Bank Group, for gross proceeds of C$4,000,000. Africo has issued to the IFC 1,731,602 common shares and a Warrant entitling the IFC to purchase up to 1,731,602 common shares at a per share exercise price of C$2.89 until November 27, 2012, subject to accelerated exercise or expiry under certain circumstances.

Proceeds from the financing will be added to working capital and will mainly be used by Africo to support the development of the Kalukundi copper cobalt project located in the Katanga province in the Democratic Republic of Congo.

Dr Tony Harwood, President and CEO, on tel: +27(11) 463-0081

Chris Theodoropoulos, Chairman, on tel: +1(604) 646-3225

Bill Cavalluzzo (Investor Relations) on tel: +1(416) 265-8049

Charmane Russell (Investor Relations) on tel +27(11) 880-3924

Note for editors:

Africo Resources Ltd is a Canadian mineral company, committed to developing, acquiring and exploring for base metal and gold assets in Africa. The company's main project is Kalukundi, a development stage copper-cobalt deposit located in the Katangan Copperbelt in the Democratic Republic of Congo (DRC). The development team has an operational base in the DRC, with the company corporate offices located in Vancouver, Canada. The company listed on the Toronto Stock Exchange in December 2006.

*Forward-looking statements:*

*This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Africo expects to occur, are forward looking statements.*

*Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although Africo believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the*

*date the statements are made. Other than as required by law, Africo undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.*

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

**THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.**

Form 51-102F3

*Material Change Report*



## Item 1: Name and Address of Company

Africo Resources Ltd. ("Africo")
#1108 - 1030 West Georgia Street
Vancouver, B.C. V6E 2Y3

## Item 2 Date of Material Change

November 27, 2007.

## Item 3 News Release

The news release was disseminated on November 28, 2007 by way of Canada NewsWire.

## Item 4 Summary of Material Change

Africo has closed a private placement with the International Finance Corporation, a member of the World Bank Group, for gross proceeds of C$4,000,000.

## Item 5 Full Description of Material Change

## 5.1 Full Description of Material Change

Africo has closed a private placement with the International Finance Corporation (IFC), a member of the World Bank Group, for gross proceeds of C$4,000,000. Africo has issued to the IFC 1,731,602 common shares and a Warrant entitling the IFC to purchase up to 1,731,602 common shares at a per share exercise price of C$2.89 until November 27, 2012, subject to accelerated exercise or expiry under certain circumstances.

Proceeds from the financing will be added to working capital and will mainly be used by Africo to support the development of the Kalukundi copper cobalt project located in the Katanga province in the Democratic Republic of Congo.

## 5.2 Disclosure for Restructuring Transactions

Not applicable.

## Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

## Item 7 Omitted Information

Not applicable.

## Item 8 Executive Officer

Michael O'Brien, Chief Financial Officer

Business Telephone: (604) 646-3225
Facsimile: (604) 646-3226

## Item 9 Date of Report

November 29, 2007.

**THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES**

# AFRICO
RESOURCES LTD


Our People, Our Principles,
Our Platform for Success

News Release

**For immediate release** Friday, 21 December 2007

## Africo completes C$343,000 equity financing

Africo Resources Ltd. is pleased to announce that it has completed a private placement with certain of its directors, employees and consultants for gross proceeds of C$343,014. Africo has issued an aggregate 148,491 Units at a per Unit price of C$2.31. Each Unit consists of one common share in the capital of Africo and one share purchase warrant with each warrant entitling the holders to purchase one common share at a per share exercise price of C$2.89 until December 21, 2009. The pricing of the units is the same as the placement with the IFC on November 20, 2007 and was negotiated at the same time.

Proceeds from the financing will be added to working capital and will be used by Africo mainly to support the development of the Kalukundi copper cobalt project located in the Katanga province in the Democratic Republic of Congo.

Dr Tony Harwood, President and CEO, on tel: +27(11) 463-0081

Chris Theodoropoulos, Chairman, on tel: +1(604) 646-3225

Bill Cavalluzzo (Investor Relations) on tel: +1(416) 265-8049

Charmane Russell (Investor Relations) on tel +27(11) 880-3924

Note for editors:

Africo Resources Ltd. is a Canadian mineral company, committed to developing, acquiring and exploring for base metal and gold assets in Africa. The company's main project is Kalukundi, a development stage copper-cobalt deposit located in the Katangan Copperbelt in the Democratic Republic of Congo (DRC). The development team has an operational base in the DRC, with the company corporate offices located in Vancouver, Canada. The company listed on the Toronto Stock Exchange in December 2006.

*Forward-looking statements:*

*This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Africo expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Although Africo believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Africo's management on the date the statements are made. Other than as required by law, Africo undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.*

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

**THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.**

# Form 51-102F3

## *Material Change Report*

## Item 1: Name and Address of Company

Africo Resources Ltd. ("Africo")
#1108 - 1030 West Georgia Street
Vancouver, B.C. V6E 2Y3

## Item 2 Date of Material Change

December 21, 2007.

## Item 3 News Release

The news release was disseminated on December 21, 2007 by way of Canada NewsWire.

## Item 4 Summary of Material Change

Africo has completed a private placement with certain of its directors, employees and consultants for gross proceeds of C$343,014.

## Item 5 Full Description of Material Change

### 5.1 Full Description of Material Change

Africo has completed a private placement with certain of its directors, employees and consultants for gross proceeds of C$343,014. Africo has issued an aggregate 148,491 Units at a per Unit price of C$2.31, each Unit consisting of one common share in the capital of Africo and one share purchase warrant, each warrant entitling the holders to purchase one common share at a per share exercise price of C$2.89 until December 21, 2009. The pricing of the units is the same as the placement with the International Finance Corporation (IFC), a member of the World Bank Group, on November 20, 2007, and was negotiated at the same time.

Proceeds from the financing will be added to working capital and will be used by Africo mainly to support the development of the Kalukundi copper cobalt project located in the Katanga province in the Democratic Republic of Congo.

Africo is subject to Ontario Securities Commission Rule 61-501 – *Insider Bids, Issuer Bids, Business Combination and Related Party Transactions* (the "Rule"). Certain of the subscribers to the private placement are directors and officers of the Company and, as such, that portion of the private placement is a related party transaction pursuant to the Rule. The related parties in this instance are: Antony Harwood, a director and the President and Chief Executive Officer of Africo (C$100,000) and John Dixon, a director of Africo (C$20,000).

In approving the transactions, the Board of Directors of Africo relied on Section 5.5 2. of the Rule for exemption from the formal valuation requirement and Section 5.7(1) 2. of the Rule for exemption from the minority approval requirement, as the value of the transaction is less than 25% of the market capitalization of Africo calculated in accordance with the Rule.

The transaction was approved by those directors of Africo that were present and entitled to vote, acting in good faith, and having determined that the terms of the financing are reasonable in Africo's circumstances.

## 5.2 Disclosure for Restructuring Transactions

Not applicable.

## Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

## Item 7 Omitted Information

Not applicable.

## Item 8 Executive Officer

Michael O'Brien, Chief Financial Officer

Business Telephone: (604) 646-3225
Facsimile: (604) 646-3226

## Item 9 Date of Report

December 21, 2007.

END